SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 20)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                              Walt Anderson
                          c/o Gold & Appel, S.A.
             1023 31st Street, 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 7, 2000
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                               Page 2 of 7 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,602,904
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       3,602,904
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,602,904 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           45.35%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                              Page 3 of 7 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,595,604
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       0
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,595,604 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           45.26%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------

This Amendment No. 20 to Schedule 13D filed by Revision LLC, a
Delaware limited liability company ("Revision") and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel") and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18") and Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision and Mr. Anderson, collectively, beneficially own 3,603,104 Common Shares, representing approximately 45.36% of the outstanding Common Shares, based on information provided in the Issuer's Quarterly Report on Form 10-Q as filed with the SEC on June 9, 2000. Mr. Anderson directly owns 7,300 Common Shares or approximately 0.01% of the outstanding Common Shares.

     In addition, Mr. Anderson is the President and a director of FINDS, which owns 703,529 Common Shares. Mr. Anderson does not control FINDS and thus disclaims beneficial ownership of the shares owned by FINDS.

     (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the 7,300 shares directly owned by Mr. Anderson is held by Mr. Anderson.

     As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of, and to dispose of, the 3,595,604 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby to be the beneficial owner of 45.35% of the outstanding Common Shares.

     The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,944,0714 outstanding Common Shares of the Issuer as of June 8, 2000, which information was provided in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 9, 2000.

     (c) Not applicable.

     (d) No person is known by Revision nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Revision or Mr. Anderson.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On August 7, 2000, Revision, Mr. Anderson and Gold & Appel Transfer, S.A., a British Virgin Islands Corporation (each, a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note of even date (the "Note"), a copy of which is filed herewith as Exhibit 7.2, and secured by a Stock Pledge Agreement, also of even date, executed by the Borrowers and Foundation for the International Non-Governmental Development of Space ("FINDS"), as Pledgors, and Mr. Burns, as Pledgee (the "Stock Pledge Agreement"), a copy of which is filed herewith as
Exhibit 7.3.

     Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 Common Shares owned of record and beneficially by one or more of them (the "Pledged Shares"), and certain other rights relative to such Common Shares, as more specifically described in the Stock Pledge Agreement. In brief, the Stock Pledge Agreement provides that the Pledgors retain all voting power with respect to the Pledged Shares unless and until an Event of Default occurs. According to the terms of the Stock Pledge Agreement, an Event of Default will occur if, among other things,
(a) the Borrowers fail to pay any payment of principal or interest on the Note when due in accordance with the terms of the Note or fail to pay any other amount payable under the Note or the Stock Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the Note or the Stock Pledge Agreement.

     In the event that an Event of Default occurs and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor shall to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Stock Pledge Agreement.

     In addition to the arrangements described above, Revision and Mr. Anderson reserve the right, from time to time, to enter into customary margin loan arrangements under which the Common Shares may be pledged as collateral.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 20 to Schedule 13D.

     Exhibit 7.2 Promissory Note in the original principal amount of $13,000,000 made by Gold & Appel Transfer, S.A., Revision LLC and Walter C. Anderson in favor of Donald A. Burns, dated as of August 7, 2000.

     Exhibit 7.3 Stock Pledge Agreement between Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space and Walter C. Anderson, as Pledgors, in favor of Donald
A. Burns, as Pledgee, dated as of August 7, 2000.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 20 to Schedule 13D is true, complete and correct.

Date:     August 16, 2000

                                   Revision LLC, a Delaware limited
                                   liability company


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager


                                         /s/ Walt Anderson

                                      --------------------------------------
                                            Walt Anderson